Review Period of New Drug Application for New Oral Contraceptive extended by FDA

Berlin, July 19, 2004 - Schering AG, Germany (FSE: SCH, NYSE: SHR) announced today that the U.S. Food & Drug Administration (FDA) has extended its New Drug Application (NDA) review goal date for the Company's low dose version of the oral contraceptive Yasmin(R). According to the FDA's written notification to Berlex Inc., the U.S. affiliate of Schering AG, the extension "will provide time for a full review" of the application. Schering is confident of a 2005 launch and will continue to work closely with the FDA to assist in the completion of the NDA review.


Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:

Media Relations: Oliver Renner , T: +49-30-468 124 31, oliver.renner@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de
Pharma: Astrid Forster, T: +49-30-468 120 57

Your contacts in the US:

Media Relations: Kim Schillace, T:+1-973-487 2461
Investor Relations: Joanne Marion, T: +1-973-487 2164



Additional information at: www.schering.de/eng